SILVERCREST METALS INC.

Voting Results for Annual General Meeting of Shareholders
of SilverCrest Metals Inc. (the “Company”)
Held on June 12, 2024 (the “Meeting”)

To: All Applicable Securities Commissions

The following matters were put to vote at the Meeting and, pursuant to National Instrument 51‑102, the report on the voting results is as follows:

Shares represented at the Meeting	88,115,662
Total outstanding Shares as at Record Date	147,260,572
Total % of Shares Voted	59.84%

1.Fix Number of Directors

The number of directors of the Company was fixed at eight pursuant to a vote by show of hands.

2.Election of Directors

The following eight nominees were elected to serve as directors of the Company until the earlier of the Company’s next Annual General Meeting or until their successors are duly elected or appointed pursuant to a vote by show of hands – tabulation of proxy votes as indicated below:

Directors	Tabulation of Votes in Favour submitted by Proxy		Tabulation of Votes Withheld submitted by Proxy
Pierre Beaudoin	63,041,074	99.72%	177,940	0.28%
Laura Diaz	62,931,155	99.54%	287,859	0.46%
N. Eric Fier	62,836,857	99.40%	382,157	0.60%
Anna Ladd-Kruger	61,735,236	97.65%	1,483,779	2.35%
Ani Markova	62,001,655	98.07%	1,217,360	1.93%
Hannes Portmann	62,915,033	99.52%	303,982	0.48%
Graham Thody	62,914,214	99.52%	304,800	0.48%
John Wright	61,596,559	97.43%	1,622,456	2.57%

3. Appointment of Auditor

PricewaterhouseCoopers LLP, Chartered Professional Accountants, was appointed auditor of the Company pursuant to a vote by show of hands.

4. Advisory Resolution – Say on Pay

A non‑binding advisory resolution to accept the Company’s approach to executive compensation (say on pay) as more particularly described in the management information circular of the Company dated April 18, 2024 was approved pursuant to a vote by show of hands. Tabulation of proxy votes indicated 98.09% in favour.

5. Reconfirmation of the Company’s Equity Share Unit Plan

The Company’s rolling percentage Equity Share Unit Plan was reconfirmed by approving the unallocated securities that may be grantable thereunder pursuant to a vote by ballot with 63,219,014 votes cast, as indicated below

Votes by Ballot in Favour		Votes by Ballot Against
56,849,799	89.93%	6,369,215	10.07%